July 6, 2009
Mr. Kevin Woody
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Liberty Property Limited Partnership Form 10-K for the year ended December 31, 2008 File No. 001-13132
Dear Mr. Woody,
We received your June 25, 2009 letter and appreciate the additional comments the Staff has provided with respect to Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2009 (“Amendment No. 1”). We understand that the purpose of your review of the above referenced filing is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings.
Listed below are your comments from the June 25, 2009 letter and our responses thereto. It is our intention to promptly file an Amendment No. 2 to our Annual Report on Form 10-K for the year ended December 31, 2008 (“Amendment No. 2”) once we have ascertained the viewpoint of the Staff on our proposed responses to the June 25, 2009 comments.
Form 10-K/A for the Year Ended December 31, 2008
General
1.	Please explain to us why your amended Form 10-K does not include Item 9A. Controls and Procedures.
          Company Response: Amendment No. 1 did not include Item 9A. Controls and Procedures because, as referenced in Staff comment #2, below, the Company concluded at the time of filing Amendment No. 1 that there were no changes in the Company’s conclusions with respect to its controls and procedures, as disclosed in the initial Form 10-K filed on February 27, 2009 (the “Initial 10-K”). The Company thus believed that disclosure in Amendment No. 1 regarding Item 9A was unnecessary.
          However, in light of the Staff’s comment, the Company intends to include in Amendment No. 2 Item 9A. Controls and Procedures.

Mr. Kevin Woody, Accounting Branch Chief
Division of Corporate Finance, Securities and Exchange Commission
July 6, 2009

2.	Please expand your discussion of disclosure controls and procedures and internal controls over financial reporting to explain how the Company arrived at the conclusion that controls remained effective despite the error in previously issued financial statements. Additionally, explain to us how the adoption of SFAS 160 and the reclassification of certain items to discontinued operations in accordance with SFAS 144 caused the Company to reevaluate its disclosure controls and procedures and internal control over financial reporting.
          Company Response: The Company intends to draft the Explanatory Note to be included in Amendment No. 2 to expand the disclosure regarding how the Company arrived at the conclusion that its internal controls remained effective despite the error in its previously issued financial statements, which error the Company identified solely in connection with the revised application of EITF D-98. This expanded disclosure will discuss the matters set forth in the following two paragraphs.
          In preparing the financial statements included in the Initial 10-K, the Company applied EITF D-98 in a manner consistent with its past practice and what it believed was, and in some cases may continue to be, typical practice in the industry. In auditing such financial statements, the Company’s independent registered public accountants also concluded that such application was appropriate.
          Upon further consideration of EITF D-98 in connection with preparing the financial statements included in Amendment No. 1, the Company concluded that its prior application of EITF D-98 required revision, which revision was reflected in Amendment No. 1. However, Company management believes that the initial preparation of the financial statements included in the Initial 10-K reflected an application of EITF D-98 that was based on information then available to the Company, and was arrived at utilizing procedures and processes indicative of disclosure controls and procedures and internal control over financial reporting that were operating effectively as of December 31, 2008. While the Company has subsequently altered its application of EITF D-98, management has nevertheless concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were operating effectively as of December 31, 2008.
          With respect to the second part of the Staff’s comment, the Company intends to revise the disclosure in the Explanatory Note to be included in Amendment No. 2 to make clear that the adoption of SFAS 160 and the reclassification of certain items to discontinued operations in accordance with SFAS 144 did not cause the Company to reevaluate its disclosure controls and procedures and internal control over financial reporting. Rather, the reevaluation undertaken by the Company was performed solely with respect to the proper application of EITF D-98.
Exhibits

Mr. Kevin Woody, Accounting Branch Chief
Division of Corporate Finance, Securities and Exchange Commission
July 6, 2009

3.	Please revise your filings to include updated certifications in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934.
          Company Response: The Company intends to include in Amendment No. 2 the updated certifications referred to in the Staff’s comment.
* * * * *
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-648-1777.
Very truly yours,
/s/ George J. Alburger, Jr.
George J. Alburger, Jr.
Executive Vice President
and Chief Financial Officer

cc:	Kevin Purfield, Ernst & Young Justin W. Chairman, Morgan, Lewis & Bockius LLP